Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Power Systems Inc.
News Release

Ballard Delivers First Prototypes of Third Generation Long-life Fuel Cell for Residential Cogeneration
Reduced size and weight; designed for 40,000 hour lifetime

For Immediate Release – June 8, 2006

Vancouver, Canada – Ballard has delivered the first prototypes of its next generation fuel cell, the Mark 1030 V3, for the residential cogeneration market to EBARA BALLARD Corporation (Ballard’s Japan-based joint venture with the EBARA Corporation). The prototypes are for integration and testing in 1 kW residential cogeneration systems. Featuring increased reliability and lifetime, with significantly less weight and volume, the Mark 1030 V3 fuel cell has been designed in alignment with the 2008 Japanese government targets of 40,000 hours operation, equivalent to a system lifetime of 10 years in the home.

“Ballard remains focused on building a commercial fuel cell business by advancing our core fuel cell technologies and products, and by demonstrating growth in key markets such as Japan,” said Noordin Nanji, Ballard’s Chief Customer Officer. “Together with our key partners and customers, Ballard is firmly committed to the residential cogeneration market and meeting the needs, and budgets, of Japanese consumers.”

LEADERSHIP IN THE LAB

The commercial lifetime requirement for the Japanese residential fuel cell cogeneration system is 10 years. Ballard has developed new accelerated lifetime testing procedures to ensure that the Mark 1030 V3 fuel cell meets this goal. This testing will provide data to validate the lifetime of the product, without the need for 10 years of testing.

Other key features of the Mark 1030 V3 fuel cell include:

1)	Full compatibility with both natural gas and kerosene fuel cell cogeneration systems. This standardization allows optimal manufacturing and market flexibility.

2)	40% lighter in weight than the previous generation.

3)	26% smaller than the previous generation.

Product cost reduction is a core focus at Ballard and EBARA BALLARD for both the next generation fuel cell and the complete residential cogeneration system. Under the residential fuel cell cogeneration program sponsored by the Ministry of Economy, Trade and Industry (METI), the Japanese government has established a target cost of US$10,900 per system by 2008, based on planned unit-volume forecasts. In addition to the work both Ballard and EBARA BALLARD are doing to reduce costs, cross-industry component standardization programs are in place to support commercialization timelines.

LEADERSHIP IN THE FACTORY

Ballard reached an agreement with EBARA in 2005 to develop local assembly of the Mark 1030 V3 fuel cell by EBARA BALLARD in Japan by 2008. Building fuel cells at the point of commercial use offers benefits in terms of customer responsiveness and cost savings. Joint activities between Ballard and EBARA BALLARD to develop the necessary manufacturing infrastructure are already well underway, supported by working teams in Vancouver and Tokyo.

LEADERSHIP IN THE FIELD

Under sponsorship of METI’s Large Scale Monitoring Program in 2005, 102 EBARA BALLARD residential fuel cell cogeneration systems were installed, out of a program total of 480 units. The EBARA BALLARD units led the field in overall efficiency at 74.9% (HHV), primary energy savings of 21.8%, and a 35.7% reduction in carbon dioxide emissions, as publicly reported by Japan’s New Energy Foundation in October 2005.

In total, Ballard shipped more than 200 cogeneration fuel cell stacks to Japan in 2005.

Japanese Government Subsidies in 2006

METI recently announced that 700 fuel cell cogeneration systems will be subsidized in 2006, with a total program value of 3.15 billion Yen (approximately US$ 28 million, or US $40,900 per unit), an increase over 2005’s allocation of 2.88 billion Yen (approximately US $26 million, or US $54,500 per unit).

For 2006, the initial EBARA BALLARD allocation is 168 units, or 24% of the 700 units under the program. Of this number, 93 are natural gas cogeneration systems to be distributed by Tokyo Gas, Toho Gas, Saibu Gas and Hokkaido Gas, and 75 are for the newly introduced kerosene cogeneration system to be distributed by Nippon Oil Corporation, Japan’s largest oil company. These allocations provide EBARA BALLARD with the leading position in the natural gas and kerosene residential fuel cell cogeneration markets.

ABOUT FUEL CELL COGENERATION IN JAPAN

As a new form of distributed power generation in Japan, 1 kW fuel cell cogeneration systems are installed directly in consumers’ homes and are designed to generate the first kilowatt of electricity and all required hot water, thus reducing dependence on grid based electricity. Readily available home fuels in Japan such as natural gas, kerosene or LPG (propane) are reformed by the system to create hydrogen gas to power the fuel cell. The residential fuel cell cogeneration system reduces demand for grid-based power in a country with some of the world’s highest electricity rates, averaging about US$0.21 per kilowatt hour. While customers save approximately US $600 in annual energy costs, the system also reduces carbon dioxide emissions by up to 40% compared to conventional electric generation using fossil fuels, thereby supporting Japanese government environmental policies.

About Ballard Power Systems
Ballard Power Systems is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

About EBARA Corporation
A US$4.4 billion corporation founded in 1920, the EBARA Corporation is globally recognized as a major developer, manufacturer and distributor of fluid machinery and systems, precision machinery and environmental engineering systems, and as a leader in zero-emission energy technology.

About EBARA BALLARD Corporation
Founded in 1998, EBARA BALLARD Corporation is a joint venture between Ballard and EBARA Corporation, and is based in Tokyo, Japan. Its mandate is to develop, manufacture and sell stationary fuel cell power generators incorporating Ballard® fuel cells to customers in Japan.

For further information, please contact Megan Helmer at 604.454.0900. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.

High resolution images of the Mark 1030 V3 are available for download at http://www.ballard.com/media/image_gallery/category/Technology.